Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602-4342

Michael Choate

Member of the Firm

d 312.962.3567

f 312.962.3551

mchoate@proskauer.com

www.proskauer.com

October 2, 2014

Ms. Sonia Barros

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Inland Residential Properties Trust, Inc. (f/k/a, Inland Retail Properties Trust V, Inc.)

Amendment No. 2 to Draft Registration Statement on Form S-11

Submitted July 24, 2014

CIK No. 0001595627

Dear Ms. Barros:

I am writing in response to the Division’s letter, dated August 18, 2014 regarding its preliminary review on behalf of the Securities and Exchange Commission (the “SEC”) of Amendment No. 2 to Confidential Draft Registration Statement on Form S-11 (the “Registration Statement”) of the referenced issuer (the “Company”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the first publicly filed Registration Statement (the “Public Registration Statement”). The Public Registration Statement was filed by the Company today with the SEC.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Public Registration Statement. All page number references in the Company’s responses are to page numbers in the Public Registration Statement.

Ms. Sonia Barros October 2, 2014 Page 2

General

1.	We note your response to comment 1 of our letter dated April 11, 2014. Please note your Bylaws, as currently in effect, should also be filed prior to effectiveness. Please refer to Item 601(b)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised our response to comment 1 of the Staff’s letter dated April 11, 2014 to include the Company’s Bylaws as follows:

With the exception of Exhibits 3.1 and 3.2, the final executed copies of which will be filed as an exhibit to the Registration Statement prior to effectiveness, the Company does not intend to enter into definitive agreements until effectiveness of the Registration Statement. Definitive agreements will be filed subsequent to being executed. The Company believes that the exhibits filed as “form of agreements” will be substantially similar to the definitive versions with the exception of filling in the dates thereof and signatories thereto.

2.	We note that you have revised your disclosure. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 1 regarding demand in the multifamily sector. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Please be advised that the Company will submit supplementally to the Staff, pursuant to Rule 418, support for all quantitative and qualitative business and industry data used in the Public Registration Statement.

Will the company pay a fee, page 7

3.	We note your disclosure that your board may “choose to cause [you] to become self-managed by having [you] hire all new, outside executives and other employees.” Please clarify whether you may become self-managed by hiring the executives and employees of your Business Manager. Further, please clarify if you would pay your Business Manager a fee in this situation.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 to clarify that it will not pay a fee to the Business Manager or its affiliates in connection with becoming self-managed. The Company has also clarified that it may hire employees of the Business Manager.

Ms. Sonia Barros October 2, 2014 Page 3

Compensation Payable to Affiliates of IREIC, page 22

4.	We note that for purposes of your compensation table, you assume that 80% of the common stock sold in the offering are Class A Shares and that 20% are Class T Shares. Please revise your disclosure to explain your basis for this assumption. In addition, please revise your disclosure to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class T Shares.

The Company has revised its disclosure on pages 22 and 23 to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class T Shares. The assumed 80/20 proportion of Class A to Class T Shares sold is an example chosen for illustrative purposes based on the business judgment of the Company’s officers and directors regarding the expected level of interest of investors in each class of shares and the Staff’s consideration of the compensation table of another REIT using a similar two-class structure. See Pre-Effective Amendment No. 5 to Form S-11 of Hines Global REIT II, Inc. filed August 15, 2014 (File No. 333-191106) and declared effective on August 20, 2014.

5.	We note your response to comment 4 that the disclosure has been revised to clarify that for the purposes of calculating “additional total return” none of the per share distributions may be funded from offering proceeds. Please tell us how the waiver or deferral of fees by the business manager or funding distributions from financing could impact the value of the shares as it appears that your business manager may still receive its subordinated management performance interest under such circumstances.

In response to the Staff’s comment, we have revised our disclosure on page 27 to clarify that for the purposes of calculating “additional total return” none of the per share distributions may be funded from (i) financing, (ii) the waiver or deferral of fees by the business manager or (iii) offering proceeds.

Ms. Sonia Barros October 2, 2014 Page 4

Estimated Use of Proceeds, page 86

6.	Please revise your “Estimated Use of Proceeds” table on page 87 to quantify the distribution and shareholder servicing fee in a footnote or otherwise.

The Company has revised the “Estimated Use of Proceeds” table on pages 87 and 88 to add disclosure in footnote 1 regarding the quantification of the distribution and stockholder servicing fee.

7.	We note your disclosure in footnote 6 that you may invest offering proceeds in cash and short-term, highly liquid investments pending the acquisition of real estate. We further note your added disclosure of an advisory fee payable to Inland Advisors on page 79 and your disclosure regarding the Investment Advisory Services Agreement on page 111. Please revise to clarify the percentage of your assets that you intend to invest in securities and describe the purpose of the investment advisory fee and how such fee will impact the business management fee. In your response please clarify whether the investment advisory fee will be paid entirely through an assignment of a portion of the business management fee by the Business Manager or if it represents a separate expense to the company.

The Company no longer intends to use the services of Inland Advisors and has deleted references to such services and the corresponding advisory fee accordingly.

Prior Performance of IREIC Affiliates, page 90

8.	We note your disclosure on page 90 that you are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the IREIC-sponsored REITs and such information may contain inaccuracies or omissions. We further note RPAI and Inland American, although previously sponsored by IREIC, are no longer managed by affiliates of your business manager. Please note that disclaimers that you are not responsible for the reliability, accuracy and completeness of any information in the prospectus are not appropriate. Please revise accordingly. In addition, please tell us, as applicable, why you have included performance information relating to periods that such programs were not managed by affiliates of your business manager.

The Company has revised the “Prior Performance of IREIC Affiliates” section on page 90 to delete the disclosure that we are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the other IREIC-sponsored REITs and that such information may contain inaccuracies or omissions. The Company has included performance information relating to periods that prior programs were not managed by affiliates of its business manager so that investors are provided with a complete view of each entity’s performance.

Ms. Sonia Barros October 2, 2014 Page 5

Appendix A Prior Performance Tables

9.	We note that you have revised your investment intent to focus on multifamily properties. Please revise to include a brief discussion of the factors which you considered when determining whether previous programs had similar investment objectives. Please refer to Industry Guide 5 and Corporation Finance Disclosure Topic No. 6 and revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page A-1 to include factors considered in determining whether previous programs had similar investment objectives.

Table III, page A-3

10.	Please revise Table III on pages A-4 and A-5 to separately quantify each source of distributions. For example, please provide separately disclose the distributions paid from (i) cash flow from operations, (ii) sale of properties, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify.

The Company has revised Table III on pages A-4 and A-5 to separately quantify each source of distributions by separately disclosing the distributions paid from (i) investment income, (ii) sales of properties, (iii) operations, (iv) excess cash available from prior years and (v) all other sources (financing or offering proceeds).

Thank you in advance for your attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Yours truly,

/s/ Michael J. Choate

Michael J. Choate

MJC/ds

cc:	Mitchell Sabshon

Robert H. Baum

Cathleen M. Hrtanek